EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	March 31, 2013	March 25, 2012
Earnings:
Income from continuing operations before income taxes	$56,982	$40,251
Add: Total fixed charges (see below)	26,707	30,481
Less: Interest capitalized	599	422
Total earnings	83,090	70,310
Fixed charges:
Interest(a)	25,420	28,667
Portion of noncancelable lease expense representative of interest factor(b)	1,287	1,814
Total fixed charges	26,707	30,481

Ratio of earnings to fixed charges	3.11	2.31

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancellable lease expense is assumed to representative of the interest factor.